EXHIBIT 4.1

DESCRIPTION OF ENZON PHARMACEUTICALS, INC.’S REGISTERED SECURITIES

The following description of the common stock, $0.01 par value (“Common Stock”), of Enzon Pharmaceuticals, Inc. (“us”, “our”, or the “Company”) and the Series A-1 Junior Participating Preferred Stock Purchase Rights (the “Rights”) is a summary. This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our Amended and Restated Certificate of Incorporation, as amended (“Certificate”), and our Second Amended and Restated By-Laws, as amended (“By-Laws”), each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as to the relevant provisions of the Delaware General Corporation Law (the “DGCL”). The Common Stock and the Rights are the only classes of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended.

General

The authorized capital stock of the Company consists of: (i) 170,000,000 shares of Common Stock, and (ii) 3,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Common Stock

Dividends

Holders of Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for their payment, subject to the rights of holders of any Preferred Stock that may be issued and outstanding and to restrictions contained in agreements to which the Company is a party.

Voting Rights

Each holder of our Common Stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Generally, a matter submitted for stockholder action shall be approved if a majority of the votes cast at such meeting by the holders of shares of Common Stock present in person or represented by proxy and entitled to vote thereon are cast “for” the matter, unless a greater or different vote is required by statute, any applicable law or regulation, the rights of any authorized series of Preferred Stock, or our Certificate or By-Laws. Other than in a contested election where directors are elected by a plurality vote, a director nominee shall be elected to the board if the votes cast “for” such nominee’s election exceed the votes cast “against” such nominee’s election. Subject to any rights of the holders of any series of Preferred Stock pursuant to applicable law or the certificate of designations creating that series, all voting rights are vested in the holders of shares of our Common Stock. Holders of shares of our Common Stock do not have cumulative voting rights.

Rights Upon Liquidation

Upon our liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in our net assets available after the payment of all debts and other liabilities, and after the satisfaction of the rights of any outstanding Preferred Stock.

Other Rights

Holders of our Common Stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Preferred Stock

Our Board of Directors is authorized, without further action by our stockholders, to issue up to 3,000,000 shares of “blank check” Preferred Stock, in one or more series, and to fix the designations, powers, preferences and the relative, participating, optional or other special rights and any qualifications, limitations and restrictions of the shares of each series of Preferred Stock. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control, as well as decrease the amount of earnings and assets available for distribution to holders of our Common Stock or otherwise adversely affect their rights and powers, including voting rights. Of our currently authorized Preferred Stock, 100,000 shares are designated as Series A-1 Junior Participating Preferred Stock in connection with the Company’s Section 382 Rights Plan (as defined below), which was adopted August 14, 2020, and 40,000 shares are designated as Series C Non-Convertible Redeemable Preferred Stock, which were issued in connection with a rights offering completed by the Company during October 2020.

Series A-1 Junior Participating Preferred Stock Purchase Rights

On August 14, 2020 (the “Rights Dividend Declaration Date”), the Board of Directors (the “Board”) of the Company adopted a Section 382 rights plan (the “Section 382 Rights Plan”) and declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on August 24, 2020. Each Right entitles its holder, under certain circumstances described below, to purchase from the Company one one-thousandth of a share of Series A-1 Junior Participating Preferred Stock of the Company, par value $0.01 per share (the “Series A-1 Junior Participating Preferred Stock”), at an exercise price of $1.20 per Right, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Section 382 Rights Agreement, dated as of August 14, 2020, as amended on June 4, 2021 (with effect as of June 2, 2021) by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent (the “Section 382 Rights Agreement”).

The Board adopted the Section 382 Rights Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”). If the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company’s ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. The Section 382 Rights Plan is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.9% or more of the Company’s outstanding common stock within the meaning of Section 382 of the Code, without the approval of the Board. Stockholders who beneficially own 4.9% or more of the Company’s outstanding common stock as of the Rights Dividend Declaration Date will not be deemed to be an Acquiring Person.

The Rights

Initially, the Rights are associated with shares of Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Section 382 Rights Plan by reference, and are transferable with and only with the underlying shares of Common Stock. New Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Date (as defined below) and the Expiration Date (as defined below). If Series A-1 Junior Participating Preferred Stock is issued upon exercise of the Rights, each fractional share of Series A-1 Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of Common Stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including any dividend, voting or liquidation rights.

Initial Exercisability

Subject to certain exceptions, the Rights are not exercisable until the “Distribution Date,” which occurs upon the earlier of:

●	the close of business on the tenth day after the “Stock Acquisition Date,” which is (a) the first date of public announcement that an Acquiring Person has become such or (b) such earlier date as a majority of the Board has become aware of the existence of an Acquiring Person (in each case, subject to certain exceptions), or
●	the close of business on the tenth business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an Acquiring Person.

Any existing stockholder or group that beneficially owned 4.9% or more of Common Stock as of August 14, 2020 has been grandfathered at its current ownership level, but the Rights will not be exercisable if, at any time after the announcement of the Section 382 Rights Plan, such stockholder or group increases its ownership of Common Stock by one share of Common Stock. Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

Separation and Distribution of Rights

Until the earlier of the Distribution Date and the Expiration Date, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Date, separate rights certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, the separate rights certificates alone will represent the Rights, and the Rights may be transferred apart from the transfer of the underlying shares of Common Stock, unless and until the Board has determined to effect an exchange pursuant to the Section 382 Rights Agreement (as described below).

Expiration Date

The Section 382 Rights Agreement will expire on the earliest of the following:

●	the close of business on June 2, 2024 (the “Final Expiration Date”);
●	the redemption of the Rights;
●	the exchange of the Rights;
●	the close of business on the effective date of the repeal of Section 382 of the Code or any successor statute if the Board determines that the Section 382 Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits; or
●	the close of business on the first day of a taxable year to which the Board determines that no tax benefits may be carried forward.

“Flip-In” Event

In the event that a person becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will, from and after the Distribution Date, have the right to receive, upon exercise of a Right and payment of the Purchase Price, a number of shares of Common Stock having a market value of two times the Purchase Price.

For example, at an exercise price of $1.20 per Right, each Right not owned by an Acquiring Person (or certain related parties) following a Flip-in Event will entitle its holder to purchase $2.40 worth of shares of Common

Stock for $1.20. If the Common Stock at the time of exercise had a market value per share of $0.20, the holder of each valid Right would be entitled to purchase twelve shares of Common Stock for $1.20.

However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until such time as the Rights are no longer redeemable by the Company (as described below).

“Flip-Over” Event

In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

●	The Company consolidates with, or merges with and into, any other entity, and the Company is not the continuing or surviving entity;
●	Any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or
●	The Company sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the Company’s assets, cash flow or earning power,

each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Preferred Share Provisions

Each share of Series A-1 Junior Participating Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof, when, as and if declared, to quarterly dividend payments equal to the greater of $1.20 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of Common Stock, will entitle the holder thereof to receive $1,200 plus accrued and unpaid dividends per share upon liquidation, will have the same voting power as 1,000 shares of Common Stock and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of Common Stock.

Exempted Persons and Exempted Transactions

The Board recognizes that there may be instances when an acquisition of shares of Common Stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to the Company. Accordingly, the Section 382 Rights Agreement provides that the following “Exempted Persons” cannot become an Acquiring Person:

●	The Company or any of its subsidiaries;
●	Any officer, director or employee of the Company or any of its subsidiaries solely in respect of such person’s status or authority as such;
●	Any employee benefit plan of the Company or any of its subsidiaries or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee bene-fits for employees of the Company or any of its subsidiaries; and
●	Any other person (together with all of its affiliates and associates) whose beneficially ownership of 4.9% or more of the then outstanding shares of Common Stock will not jeopardize or endanger the availability to the Company of any tax benefit, as determined by the Board in its sole discretion prior to the time any person becomes an Acquiring Person; provided, however, that the Board can revoke such person’s “Exempted Person Status” if it subsequently makes a contrary determination regarding whether the person jeopardizes or endangers the availability of any tax benefit to the Company.

Additionally, the Section 382 Rights Agreement provides that an “Exempted Transaction,” as determined by the Board, cannot result in a person becoming an Acquiring Person.

Redemption

At any time prior to the earlier of (1) the Stock Acquisition Date and (2) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) (subject to adjustment). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights (or such later time as the Board may establish), the Right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price for each Right so held.

Exchange

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights that are void), in whole or in part, at an exchange ratio equal to (i) a number of shares of Common Stock per Right with a value equal to the spread between the value of the number of shares of Common Stock for which the Rights may then be exercised and the Purchase Price or (ii) if prior to the acquisition by the Acquiring Person of 50% or more of the then-outstanding shares of Common Stock, one share of Common Stock per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of Common Stock equal to the number of such Rights held by such holder multiplied by an exchange ratio.

Anti-Dilution Provisions

The Board may adjust the Purchase Price of the Series A-1 Junior Participating Preferred Stock, the number of shares of Series A-1 Junior Participating Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a share dividend, a share split or a reclassification of the Series A-1 Junior Participating Preferred Stock or of the Common Stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments

Prior to the Distribution Date, the Board may supplement or amend any provision of the Section 382 Rights Agreement in any respect without the approval of the holders of the Rights. From and after the Distribution Date, no amendment can materially adversely affect the interests of the holders of the Rights (excluding the interests of any Acquiring Person).

Other Provisions of Our Certificate and By-Laws and State Law Provisions That May Have Anti-Takeover Effects

Advance Notice Provisions

Our By-Laws provide that a stockholder must notify us in writing, within timeframes specified in the By-Laws, of any stockholder nomination of a director and of any other business that the stockholder intends to bring at a meeting of stockholders.

Amendments to Bylaws

Our Certificate and By-Laws provide that our By-Laws may be amended by our Board or by vote of the holders of the shares entitled to vote in the election of directors.

Changes to Board and Vacancies

Our By-Laws provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. The By-Laws also provide that the number of directors may be increased or decreased, within established limits, by affirmative vote of a majority of the whole Board. Under our Certificate, any vacancy on the Board, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office, whether or not a quorum.

State Law Provisions

In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more shareholders from engaging in a business combination with an interested stockholder (generally, the beneficial owner of 15% or more of the corporation’s outstanding voting stock) for three years following the time the stockholder became an interested stockholder, unless, prior to that time: (1) the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) at least two-thirds of the outstanding shares not owned by that interested stockholder approve the business combination, or (3) upon becoming an interested stockholder, that stockholder owned at least 85% of the outstanding shares, excluding those held by officers, directors and some employee stock plans. A “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit, other than proportionately as a stockholder, to the interested stockholder.